RESIDENT PARTNERS:
PEGGY P. Y. CHEUNG
PHILLIP GEORGIOU	JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓
ASHLEY HOWLETT
JOELLE S. L. LAU		TELEPHONE: (852) 2526-6895
ANITA P. F. LEUNG		FACSIMILE : (852) 2868-5871
CHIANG LING LI
GRAHAM LIM
BENJAMIN MCQUHAE
CHRISTOPHER SWIFT
MICHELLE TAYLOR
ROBERT THOMSON

REGISTERED FOREIGN LAWYERS:
MICHAEL ARRUDA (California, USA)
EUGENE BUTTRILL (New York, USA)
JUAN DU (New York, USA)
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)

NON-RESIDENT PARTNERS
SEBASTIEN EVRARD
BENEDICT TAI

January 9, 2015

Ms. Barbara C. Jacob, Assistant Director

Ms. Rebekah Lindsey

Ms. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Wowo Limited
Amendment No. 3 to Confidential Draft Registration Statement on Form F-1,
Submitted on January 9, 2015

Dear Ms. Jacob, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

Wowo Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated December 19, 2014 relating to the Company’s draft registration statement on Form F-1/C previously submitted confidentially to the Staff on December 5, 2014 (“Amendment 2”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

We have enclosed herewith for review by the Staff ten (10) copies of a revised draft registration statement on Form F-1 (“Amendment 3”) and five (5) marked copies showing changes from Amendment No. 2. If it would facilitate the Staff’s review of the draft registration statement, we would be pleased to provide electronic copies of these clean and marked versions in PDF format as well.

The Company has responded to the Staff’s comments by revising the draft registration statement to comply with the comment, providing an explanation if the Company has not so revised the draft registration statement, or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the revised draft registration statement enclosed herewith.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS

DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES

MADRID • MEXICO CITY • MILAN • MOSCOW • MUNICH • NEW YORK • PARIS • PITTSBURGH • RIYADH • SAN DIEGO

SAN FRANCISCO • SAO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Confidential Draft Registration Statement on Form F-l

Prospectus Summary

Our Value Proposition, page 4

1.                                      We note the disclosure on page 9 that Mr. Xu currently owns approximately 37.35% of the company’s outstanding shares. We note further the disclosure in this section that as of November 30, 2014, Mr. Xu has loaned the company US$61.0 million and that the company will convert all of its indebtedness owed to him to additional ordinary shares at the initial offering price upon the completion of the offering. Please revise this section of the prospectus to disclose the total number of shares expected to be issued to Mr. Xu as a result of the conversion of his outstanding loans to the company and the percentage of outstanding shares he is expected to own following the offering.

Please see the revised disclosure on page 4 of Amendment 3 as requested.

Dilution, page 61

2.                                      We note your response; however it is unclear how your presentation of total assets per share meets the disclosure requirements of Item 506 of Regulation S-K. In this regard, the measure of net tangible book value should be a conservative measure of your net worth, approximating liquidation value. Please add the measure of net tangible book value, as previously requested. If you believe an alternative presentation is more meaningful, please present this measure in addition to net tangible book value and provide appropriate explanation as to why the presentation is meaningful.

The Company respectfully submits that as of September 30, 2014, the Company’s net tangible book value was negative US$233.6 million and the net tangible book value per share was negative US$0.77. The issuance of additional shares after giving the effect of shares issued in the initial public offering and converted from all of our issued and outstanding preferred shares will be anti-dilutive to our net tangible book value. Therefore we presented the total assets as an alternative method. Please see the revised disclosure on page 61 of Amendment 3 as requested.

Management’s Discussion and Analysis of Financial Condition and Result s of Operations

Operating Metrics, page 76

3.                                      We note the statements here and in footnote 2 to the table on page 73 that the “number of merchant clients with an open online store reflects the number of merchant clients who have opened an online store in our WoWo Mall at any point during the given period no matter the online stores are still open at the end of the given period.” Please revise to indicate that the metric shows the number of merchant clients that had a store open, not opened a store, during the quarter, or advise. Also, tell us why management believes this metric is more useful than one that tracks the number of merchants that had a store open in the WoWo Mall at the end of each period.

The Company respectfully submits that the operating metric that shows “the number of merchant clients with an active online store at any time during the quarter” was meant to correspond to the revenue of that quarter. As a result, the Company believes that such presentation is more accurate than a “snap shot” of the number of active stores at a balance sheet date. To explain this further, due to the type of the goods or services that a merchant provides, an active store may be opened only for a short duration that corresponds to the demand for holiday or seasonal goods and services. Presentation of “the number of stores opened at a balance sheet date” would not correctly reflect the contribution of such seasonal stores that are not opened at a particular balance sheet date but made significant revenue contribution to the Company during the quarter. Further, the Company also believes that “the number of stores opened at a balance sheet date” may more easily be subject to manipulation, such as by means of a special discount or promotion to maintain or open a store by the balance sheet date. This would temporarily inflate the number of stores without meaningfully indicating Company’s growth. As a result, the Company have used and will continue to use “the number of merchant clients with an active online store during the quarter” as a better guidance of its performance for the quarter.

Please see revised pages 15 and 73 of Amendment 3.

4.                                      We note your response to prior comment 5 regarding the number of cumulative customers and the number of cumulative repeat customers and it remains unclear how these metrics relate to the contribution of the company’s revenue each period. Please explain how the number of cumulative customers and the number of cumulative repeat customers correlate to the changes in revenue from period to period. As part of your response, please also tell us your consideration for disclosing the actual number of customers who have made at least one purchase during each period presented as this would appear to be more meaningful and provide better insight into revenue trends each period.

The Company respectfully submits that the Company’s revenue are more directly affected by such factors as its take rate, as discussed on page 77, and rebalancing of revenue sourced from commission versus storefront fees as discussed on pages 92, 93 and 96 of Amendment 3.

The disclosure of “cumulative customers” and “cumulative repeat customers” are meant to provide indication of the growth of Company’s presence in China’s online market place as previously discussed. To measure Company’s presence, the telling operating metric is the cumulative number, as oppose to quarterly, as any customer who has made one purchase has become aware of the Company, regardless of whether the same customer has made additional purchases at subsequent quarters. The awareness is there. And the “cumulative repeat customers”, for a lack of better word, indicates what the industry calls the “stickiness” of web browsers. The Company believes that investors would find both operating metrics useful.

For investors who are interested in having operating metrics that measure quarterly performance, the Company has provided other indicators, such as the “number of merchant clients” that have made a sale during the quarter and “the number of merchant clients with an active online store” during the quarter, together with detailed breakdown of quarterly revenue from commission versus storefront fees and changes in take rate.

Nine Months ended September 30, 2013 compared to Nine Months ended September 30, 2014

Net Revenues, page 92

5.                                      We note the statement in this section that your commission revenues decreased year-over-year due, in part, to the fact that you “continue to offer attractive take rate to increase our merchant client base.” Please clarify if this statement means that you charged lower take rates in the quarter ended September 30, 2014 than in the quarter ended September 30, 2013. If so, please quantify the changes in your take rates over the last year.

The Company has revised disclosure on page 92 of Amendment 3 to clearly state that the Company offered a lower take rate to increase its merchant client base. For the Staff’s reference, detailed analysis of changes in take rate from fiscal 2012 to 2013 and the first three quarters of 2013 and 2014 is disclosed on pages 77 and 96 of Amendment 3, together with factors that affected their changes.

* * * * *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:                                Maodong Xu — Chairman, Chief Executive Officer

Frank Zhigang Zhao — Chief Financial Officer

Wowo Limited

Andrew Gilbert

DLA Piper LLP (US)